Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

June 13, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on June 13, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

June 13, 2024.

Schedule “A”

Bitfarms Enters into Agreement to Develop 120 MW in U.S.; Provides 2025 Guidance of Over 35 EH/s

-First U.S. large scale site supports 8 EH/s in 2025 with deployment of 600 PH/s in 2024-

-Strategically located in PJM Interconnection market, providing access to low-cost, flexible power-

--Increases 2025 power capacity to 648 MW, up 170% from current 240 MW-

-Company establishes 2025 guidance of over 35 EH/s-

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (June 13, 2024) – Bitfarms Ltd. (Nasdaq/TSX: BITF), a global vertically integrated Bitcoin mining company, today announced an agreement to develop up to 120 MW of power capacity and lease a site in Sharon, Pennsylvania.

Situated strategically within the Pennsylvania-New Jersey-Maryland Interconnection (PJM), the largest wholesale electricity market in the U.S., and located in a deregulated state, this site offers access to competitive electricity supply and provides the opportunity to optimize and hedge energy costs effectively. PJM enjoys an abundant energy supply that is rapidly adding renewable capacity and significantly contributing to the decarbonation of the grid. The power supply dynamics offer load flexibility suitable for Bitcoin mining, along with opportunities for participation in demand response and other curtailment programs, enabling Bitfarms to improve its corporate electricity price and further diversify its revenue streams.

“Executing on our strategy to cost-effectively expand our operating footprint in the U.S., we have entered into an agreement for flexible power trading within the PJM,” said Nicolas Bonta, Chairman and Interim CEO. “Leveraging our operational excellence and farm design expertise, we’re poised to optimize this site, facilitating efficient growth. This U.S. expansion not only strengthens our position in the industry but also enhances our geographical diversification. In addition, it raises our 2025 power capacity to 648 MW, 170% growth from current capacity and 47% growth from targeted year-end 2024 capacity. With the site’s ability to support 8 EH/s, alongside our recent acquisition of an additional 100 MW in Paraguay, we project 2025 guidance of over 35 EH/s. As additional opportunities in our pipeline come to fruition, we will update both our contracted power capacity and our 2025 EH/s target. We remain committed to pursuing similar strategic ventures aimed at delivering significant value to our shareholders,” concluded Mr. Bonta.

“This marks Bitfarms’ debut in a largely de-regulated and curtailment-friendly U.S. power market,” stated Ben Gagnon, Chief Mining Officer. “Bitfarms will actively monitor and manage our Bitcoin mining operations and participate in PJM’s demand response programs to earn additional revenue and provide reliability services to the grid. Providing a flexible base load for PJM to call upon in hours of need is a Bitcoin mining operations responsibility to the electric grid and community. We look forward to working with our power partners and the local community to facilitate uninterrupted service during periods of grid stress.”

Construction at the site will commence immediately following the closing, with development and build-out costs anticipated to be similar to recent deployments in Canada and Paraguay. This represents a significant growth opportunity for Bitfarms. The existing structure will be retrofitted with the expectation of bringing 12 MW online in Q4 2024 and the remaining load online in the second half of 2025.

Philippe Fortier, SVP of Corporate Development, stated, “We are confident that Sharon and other similar prospective PJM sites will provide long-term access to low-cost U.S. energy and flexible power trading options. Additionally, these locations boast milder temperatures and climates than Texas. Importantly, PJM’s rapid replacement of coal powered plants is among the largest contributors to the reduction of GHG in the U.S., rendering the opportunity both environmentally and economically sustainable. Given these significant advantages, we are actively engaged in assessing opportunities to expand our presence within the PJM region.”

Terms of the Agreement

●	Access to development potential up to 120 MW of highly strategic and flexible power, 100% paid by the issuance of 1,532,745 Bitfarms common shares.
●	Five-year lease in an industrialized area in Sharon, including a 11,200 square feet warehouse, with options to renew for a total of 17 years and purchase at fair market value throughout the lease term.
●	Immediate capacity for 12 MW with development capacity up to 120 MW in 2025.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC or BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	PH or PH/s = Petahash or petahash per second
●	TH or TH/s = Terahash or terahash per second

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the merits of the Sharon Pennsylvania facility, the benefits of PJM, projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; \here may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of future financings,; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2023, filed on March 7, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1-212-750-5833

Laurel Hill Advisory Group

+1 877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca